Exhibit 3

GROWN ROGUE INTERNATIONAL INC.

Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months ended April 30, 2021 and 2020

Expressed in United States Dollars

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these interim financial statements.

Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Financial Position

Unaudited - Expressed in United States Dollars

	April 30, 2021	October 31, 2020
ASSETS
Current assets
Cash	$1,717,343	$217,788
Accounts receivable (Note 19)	372,663	172,121
Biological assets (Note 4)	745,781	250,690
Inventory (Note 5)	522,844	1,124,360
Prepaid expenses and other assets	275,549	69,816
Total current assets	$3,634,180	$1,834,775
Marketable securities (Note 6)	1,211,535	585,035
Other investments (Note 7)	1,451,376	187,812
Property and equipment (Note 10)	2,388,430	1,151,799
Intangible assets	-	4,997
TOTAL ASSETS	$8,685,521	$3,764,418
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,101,148	$1,059,971
Current portion of lease liabilities (Note 9)	273,525	100,277
Current portion of long-term debt (Note 11)	311,272	46,099
Interest payable (Note 11)	6,250	9,367
Derivative liabilities (Note 12.1)	-	583,390
Unearned revenue	40,000	-
Total current liabilities	$1,732,195	$1,799,104
Accrued liabilities (Note 8)	123,413	389,816
Lease liabilities (Note 9)	731,127	16,630
Long-term debt (Note 11)	1,168,260	753,715
Convertible debentures (Note 12)	-	1,739,678
Deferred rent	-	10,494
TOTAL LIABILITIES	$3,754,995	$4,709,437
EQUITY
Share capital (Note 13)	$19,200,203	$14,424,341
Shares issuable (Note 13)	1,368,054	-
Contributed surplus (Notes 14,15)	6,232,757	4,070,264
Accumulated other comprehensive income (loss)	(85,478)	(12,197)
Accumulated deficit	(21,741,217)	(19,394,044)
Equity attributable to shareholders	$4,794,319	$(911,636)
Non-controlling interest (Notes 23)	(43,793)	(33,383)
TOTAL EQUITY	$4,930,526	$(945,019)
TOTAL LIABILITIES AND EQUITY	$8,685,521	$3,764,418

Going Concern (Note 2)

Subsequent Events (Note 24)

Approved on behalf of the Board of Directors:

Signed “J. Obie Strickler”, Director	Signed “Stephen Gledhill”, Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Comprehensive Loss

Unaudited - Expressed in United States Dollars

	Three months ended April 30,		Six months ended April 30,
	2021	2020	2021	2020
Revenue
Product sales	$1,370,728	$1,172,612	$2,245,552	$2,278,908
Service revenue (Note 7)	167,694	-	344,055	-
Total revenue	1,538,422	1,172,612	2,589,607	2,278,908
Cost of goods sold
Cost of finished cannabis inventory sold (Note 5)	(875,078)	(819,820)	(1,345,632)	(1,341,500)
Costs of service revenues (Note 7)	(70,200)	-	(154,353)	-
Gross profit, excluding fair value items	593,144	352,792	1,089,622	937,408
Realized fair value amounts in inventory sold	(19,732)	(212,669)	(189,060)	(845,299)
Unrealized fair value gain (loss) on growth of biological assets (Note 4)	33,754	(47,055)	(153,052)	654,504
Gross profit	607,166	93,068	747,510	746,613
Expenses
Accretion expense	366,079	71,330	614,436	139,540
Amortization of intangible assets	-	6,981	4,997	14,640
Amortization of property and equipment (Note 10)	40,546	26,229	78,701	111,728
General and administrative (Note 20)	775,919	586,037	1,442,658	1,256,805
Share-based compensation	47,572	-	136,010	-
Total expenses	1,230,116	690,577	2,276,802	1,522,713
Loss from operations	(622,950)	(597,509)	(1,529,292)	(776,100)
Other income and (expense)
Interest expense	(36,361)	(71,078)	(44,888)	(161,592)
Other income	(22,319)	95,000	(22,319)	110,000
Gain on debt settlement	114,997	-	131,620	-
Loss on settlement of non-controlling interest	(189,816)	-	(189,816)	-
Unrealized gain on marketable securities	253,300	(627,287)	556,108	(627,287)
Unrealized loss on derivative liability (Note 12.2)	(939,369)	(5,954)	(1,258,996)	-
Gain on disposal of property and equipment	-	-	-	14,964
Net loss	$(1,442,518)	$(1,206,828)	$(2,357,583)	$(1,440,015)
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation	2,653	(90,150)	(73,281)	(106,725)
Total comprehensive loss	(1,439,865)	(1,296,978)	(2,430,864)	(1,546,740)
Loss per share attributable to owners of the parent - basic & diluted	$(0.01)	$(0.01)	$(0.02)	(0.02)
Weighted average shares outstanding - basic & diluted	120,244,292	91,140,126	114,040,208	81,749,360
Net loss for the period attributable to:
Non-controlling interest	(15,306)	(21,004)	(10,410)	(37,149)
Shareholders	(1,427,212)	(1,185,824)	(2,347,173)	(1,402,866)
Net loss	(1,442,518)	(1,206,828)	(2,357,583)	(1,440,015)
Comprehensive loss for the period attributable to:
Non-controlling interest	(15,306)	(21,004)	(10,410)	(37,149)
Shareholders	(1,424,559)	(1,275,974)	(2,420,454)	(1,509,591)
Total comprehensive loss	(1,439,865)	(1,296,978)	(2,430,864)	(1,546,740)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Deficit

Unaudited - Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Subscriptions payable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non- controlling interests	Total equity
Balance - October 31, 2020	107,782,397	$14,424,341	$-	$-	$4,070,264	$(12,197)	$(19,394,044)	$(33,383)	$(945,019)
Shares issued for employment, director, & consulting services (Note 13.1)	403,044	74,294	-	-	-	-	-	-	74,294
Shares issued pursuant to private placement (Notes 13.2)	10,231,784	1,225,000	-	-	-	-	-	-	1,225,000
Expenses of non-brokered private placement (Note 13.2)	-	(15,148)	-	-	-	-	-	-	(15,148)
Shares issued to extend payment due date (Notes 13.3, 7.2)	25,000	2,103	-	-	-	-	-	-	2,103
Shares issued to partner creditor (Note 13.4)	400,000	36,310	-	-	-	-	-	-	36,310
Shares issuable for services (Note 13.5)	-	-	48,900	-	-	-	-	-	48,900
Shares payments to exercise Canopy Option and extend due date (Note 13.6)	600,000	107,461	-	-	-	-	-	-	107,461
Shares and warrants issued pursuant to brokered private placement of Special Warrants (Notes 13.7, 14)	23,162,579	3,738,564	-	-	-	-	-	-	3,738,564
Expenses of brokered private placement of Special Warrants (Note 13.7)	-	(444,396)	-	-	-	-	-	-	(444,396)
Agent Warrants issued pursuant to Special Warrant financing (Notes 13.7,14.1)	-	(210,278)	-	-	210,278	-	-	-	-
Settlement of convertible debentures for cash and common shares (Note 13.8)	3,933,328	261,952	654,338	-	1,883,731	-	-	-	2,800,021
Issuance of non-controlling interest in subsidiary for cash (Note 23.3)	-	-	-	-	(475,000)	-	-	475,000	-
Purchase of non-controlling interest in subsidiary (Note 23.3)	-	-	664,816	-	475,000	-	-	(475,000)	664,816
Stock option vesting expense	-	-	-	-	68,484	-	-	-	68,484
Currency translation adjustment	-	-	-	-	-	(73,281)	-	-	(73,281)
Net loss	-	-	-	-	-	-	(2,347,173)	(10,410)	(2,357,583)
Balance - April 30, 2021	146,538,132	$19,200,203	$1,368,054	$-	$6,232,757	$(85,478)	$(21,741,217)	$(43,793)	$4,930,526

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Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Deficit

Unaudited - Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Subscriptions payable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non- controlling interests	Total equity
Balance - October 31, 2019	71,653,598	$12,647,930	$-	$5,136	$2,890,435	$121,920	$(17,112,605)	$19,538	$(1,427,646)
Common units issued pursuant to private placement (Note 13.9)	5,000,000	267,374	-	-	106,575	-	-	-	373,949
Share issuance costs	-	(7,561)	-	-	(3,014)	-	-	-	(10,575)
Common units issued pursuant to share swap (Note 13.9)	15,000,000	1,121,848	-	-	-	-	-	-	1,121,848
Common shares issued for services (Note 13.10)	2,158,750	153,360	-	-	-	-	-	-	153,360
Currency translation adjustment	-	-	-	-	-	(106,725)	-	-	(106,725)
Net loss	-	-	-	-	-	-	(1,402,866)	(37,149)	(1,440,015)
Balance - April 30, 2020	93,812,348	$14,182,951	$-	$5,136	$2,993,996	$15,195	$(18,515,471)	$(17,611)	$(1,335,804)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Cash Flow Statements

Unaudited - Expressed in United States Dollars

	Six months ended April 30,
Cash provided by (used in)	2021	2020
Operating activities
Net loss	$(2,357,583)	$(1,440,015)
Adjustments for non-cash items in net loss
Amortization of property and equipment	78,701	174,648
Amortization of intangible assets	4,997	14,640
Unrealized gain on changes in fair value of biological assets	153,052	(654,504)
Share-based compensation	159,504	103,391
Stock option expense	68,484	-
Accretion expense	614,436	139,540
Gain on disposal of property & equipment	-	(14,964)
Interest on lease liabilities	-	23,373
Unrealized gain on marketable securities	(556,108)	627,287
Loss on fair value of derivative liability	1,258,996	-
Loss on acquisition of non-controlling interest paid in shares	189,816	-
Effects of foreign exchange	2,700	(123,000)
	$(383,005)	$(1,149,604)
Changes in non-cash working capital (Note 16)	(314,642)	1,420,810
Net cash provided (used) by operating activities	$(697,647)	$271,206

Investing activities
Purchase of property and equipment	$(615,307)	$(310,098)
Other investments	(1,054,000)	(150,000)
Net cash used in investing activities	$(1,669,307)	$(460,098)

Financing activities
Third party investment in subsidiary	$475,000	$-
Proceeds from long-term debt	525,000	600,000
Proceeds from private placement	1,225,000	373,949
Proceeds from brokered private placement	3,738,564	-
Payment of equity and debenture issuance costs	(459,544)	(10,575)
Repayment of long-term debt	(175,415)	(100,000)
Repayment of convertible debentures	(1,312,722)	-
Proceeds of subscription receipts	-	-
Payments of lease principal	(149,374)	(150,017)
Net cash provided by financing activities	$3,866,509	$713,357

Change in cash	$1,499,555	$524,465
Cash balance, beginning	$217,788	$74,926
Cash balance, ending	$1,717,343	$599,391

Supplemental cash flow disclosures (Note 17)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

1.	CORPORATE INFORMATION

These unaudited condensed interim consolidated financial statements for the three and six months ended April 30, 2021 and 2020 (the “Financial Statements”), include the accounts of Grown Rogue International Inc. (together with its subsidiaries, “GRIN” or the “Company”) and its subsidiaries. The registered office of GRIN is located at 340 Richmond Street West, Toronto, Ontario, M5V1X2.

GRIN’s subsidiaries and ownership thereof are summarized in the table below.

Company	Ownership
Grown Rogue Unlimited, LLC	100% by GRIN
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC
GRIP, LLC	100% by Grown Rogue Unlimited, LLC
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC
Idalia, LLC	60% by Grown Rogue Unlimited, LLC
Canopy Management, LLC	0% (Note 1.1)

1.1	The Company, through its subsidiary, entered into an option to acquire an 87% controlling interest in Canopy Management LLC (“Canopy”), which holds an option to acquire a 60% controlling interest in Golden Harvests, LLC (Note 7), and which was exercised subsequent to April 30, 2021. Canopy is majority owned by the Company’s CEO, who is prohibited from omitting or taking certain actions where to do so would be contrary to the economic benefits which the Company expects to derive from the aforementioned options and the investments in the underlying businesses. The Company includes Canopy in the consolidated financial results and has allocated its net loss to net loss attributable to non-controlling interest.

GRIN is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

2.	BASIS OF PRESENTATION

Statement of Compliance and Going Concern

The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) IAS 34 - Interim Financial Reporting, applicable to a going concern, which contemplates the realization of assets and liabilities in the normal course of business as they become due.

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. For the six months ended April 30, 2021, the Company incurred a net loss of approximately $2.4 million, and as of that date, the Company’s accumulated deficit was approximately $21.7 million. These conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and generating positive cash flows from operations as well as obtaining suitable financing. The accompanying Financial Statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used, then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to these Financial Statements.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

These Financial Statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with our annual consolidated financial statements for the year ended October 31, 2020. These unaudited condensed interim financial statements were authorized for issuance by the Board of Directors on June 29, 2021 (“Financial Statement Date”).

Basis of Measurement

These Financial Statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value, as described herein.

Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar and the functional currency of its subsidiaries is the United States (“U.S.”) dollar. These Financial Statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statements of loss and comprehensive loss.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive loss and reported as currency translation reserve in shareholders’ equity.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive loss.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Basis of Consolidation

The subsidiaries are those companies controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries by way of its ownership and rights pertaining to the subsidiaries. The financial statements of subsidiaries are included in these Financial Statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

Estimation Uncertainty due to COVID-19

On March 11, 2020, the World Health Organization declared a global outbreak of COVID-19 to be a pandemic, which has had a significant impact on businesses through the restrictions put in place by the federal, state, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders in Canada and the United States. Government measures imposed to limit the spread of COVID-19 did not have a material impact on the Company’s operations during the six months ended April 30, 2021, and the Company has not observed any material impairments, or significant changes in the fair value of its assets as a result of COVID-19.

At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada, the United States and other countries to fight the virus. While the extent of the impact is unknown, it remains possible that this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business, results of operations and financial condition. The Company will continue to evaluate the situation with respect to the COVID-19 pandemic as it develops and will implement any such changes to its business as may deemed appropriate to mitigate any potential impacts to its business.

3.	SIGNIFICANT ACCOUNTING POLICIES AND SIGNIFICANT JUDGEMENTS

The preparation of these Financial Statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, and expenses. Areas that have the most significant effect on the amounts recognized in the financial statements are disclosed in Note 4 of the Company’s consolidated financial statements for the year ended October 31, 2020. The accounting policies applied in these Financial Statements are consistent with those used in the Company’s consolidated financial statements for the year ended October 31, 2020.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

4.	BIOLOGICAL ASSETS

Biological assets consist of cannabis plants, which reflect measurement at fair value less costs to sell (“FVLCTS”). Changes in the carrying amounts of biological assets for the six months ended April 30, 2021 are as follows:

	April 30, 2021	October 31, 2020
Beginning balance	$250,690	$156,589
Purchased cannabis plants	555,894	724,878
Allocation of operational overhead	643,090	1,130,712
Change in FVLCTS due to biological transformation	(153,052)	1,515,492
Transferred to inventory upon harvest	(550,841)	(3,276,981)
Ending balance	$745,781	$250,690

FVLCTS is determined using a model which estimates the expected harvest yield for plants currently being cultivated, and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Expected costs required to grow the cannabis up to the point of harvest
-	Estimated selling price per pound
-	Expected yield from the cannabis plants
-	Estimated stage of growth - The Company applied a weighted average number of days out of the 60-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	April 30, 2021	October 31, 2020	April 30, 2021	October 31, 2020
Estimated selling price per (pound)	$1,150	$1,123	$58,733	$48,720
Estimated stage of growth	56%	63%	$50,510	$38,104
Estimated flower yield per harvest (pound)	456	216	$50,510	$38,104

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

5.	INVENTORY

The Company’s inventory composition is as follows:

	April 30, 2021	October 31,2020
Raw materials	$10,938	$8,588
Work in process	262,760	919,464
Finished goods	249,146	196,308
Ending balance	$522,844	$1,124,360

The cost of inventories included as an expense and included in cost of goods sold for the six months ended April 30, 2021, was $1,345,632 (2020 - $1,341,500). For the six months ended April 30, 2021, $406,372 in property and equipment amortization costs were included in cost of finished cannabis inventory sold (2020 - $236,491).

6.	MARKETABLE SECURITIES

During the year ended October 31, 2020, the Company received 2,362,204 common shares of Plant-Based Investment Corp (“PBIC”) by issuing to PBIC 15,000,000 common shares of the Company pursuant to a subscription agreement. The Company does not have control or significant influence over PBIC and has accounted for the investment at fair value through profit or loss.

As at April 30, 2021, the fair value of the shares was $1,211,535 (October 31, 2020 - $585,035), based upon the publicly quoted price of PBIC shares. During the six months ended April 30, 2021, the Company recorded an unrealized gain on the shares in the amount of $556,108 (2020 - loss of $627,287) and foreign currency translation gain of $70,392 (2020 - foreign currency translation loss of $19,063).

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

7.	OTHER INVESTMENTS

Investment in Golden Harvests. LLC (“Golden Harvests”)

On February 6, 2020, the Company entered into a definitive agreement for an option to acquire a 60% controlling interest (the “Option”) of a fully-licensed Michigan based operator, Golden Harvests. In addition to the payments described below, the Company must receive certain regulatory approvals in order to exercise the Option. During the six months ended April 30, 2021, the Option was terminated, and a materially similar new option agreement was signed between Canopy Management LLC (“Canopy”) and Golden Harvests (the “New Option”). Under the Option, the Company agreed to pay $810,000 in cash and issue 800,000 common shares of the Company under the following schedule:

7.1	Payment of $150,000 within five days of signing the Option and the issuance of 200,000 common shares of the Company within 60 days after signing the Option. During the year ended October 31, 2020, $150,000 was paid and 200,000 common shares were issued with a fair value of $12,812.

7.2	Payment of $200,000 and the issuance of 200,000 common shares of the Company on the sixth-month anniversary of signing the Option. The Company paid $25,000 and issued 25,000 shares with a fair value of $2,103 (Note 13.3) to extend this payment for six-months. During the six months ended April 30, 2021, under the New Option, a cash payment of $100,000 was made, and a 12-month note payable for $100,000 was issued to fulfill the $200,000 payment, and 200,000 common shares were issued with a fair value of $35,820. The note payable bears interest at $2,000 per month.

7.3	Payment of $260,000 and the issuance of 200,000 common shares of the Company on the twelve-month anniversary of signing the Option. During the three months ended April 30, 2021, under the New Option, the Company extended the due date of these payments by six months through the issuance of 200,000 shares with a fair value of $35,820. After the extension, the payments are due August 6, 2021.

7.4	Payment of $200,000 and the issuance of 200,000 common shares of the Company due upon exercise of the Option, pending Municipal and State regulatory approval. During the six months ended April 30, 2021, a cash payment of $200,000 was made and 200,000 shares with a fair value of $35,821 were issued under the New Option. Municipal and State regulator approval was obtained subsequent to April 30, 2021, and the New Option was exercised.

The Company has a contract to provide operations management services to Golden Harvests. Under this agreement, during the six months ended April 30, 2021, the Company earned revenues of $344,055 (2020 - $Nil) and costs for those revenues were $154,353 (2020 - $Nil).

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

The amounts paid towards the acquisition of Golden Harvests, as at April 30, 2021, include the following:

Investment	April 30, 2021	October 31, 2020
Beginning balance	$187,812	$-
Cash payments	300,000	175,000
Note payable and interest	104,000
Share payments	109,564	12,812
Ending balance	$701,376	$187,812

During the six months ended April 30, 2021, and concurrent with the timing of the New Option, the Company obtained an option to acquire an 87% membership interest in Canopy (the “Canopy Option”) from GRIN’s CEO, who is the majority owner of Canopy and who has a fiduciary responsibility to the Company. Exercise of the Canopy Option will ultimately provide identical economic rights as the Company originally had from the Option. In order to exercise the Canopy Option, the Company must: (1) make payments to Canopy, described below, such that Canopy can fulfill the option payments required for Canopy to acquire Golden Harvests under the New Option, and (2) for the Company to have all licensing and other regulatory or governmental approvals from the state of Michigan necessary to operate, or to own an equity interest in an entity that operates, a cannabis business in the state of Michigan.

The Company’s Canopy Option payments, made such that Canopy can complete its option payments to Golden Harvests under the New Option, are as follows:

●	Payment of $200,000 and the issuance of 200,000 common shares of the Company on February 6, 2021. A cash payment of $100,000 was made, and a 12-month note payable for $100,000 was issued to fulfill the $200,000 payment, and 200,000 common shares with a fair value of $35,820 were issued. The note payable bears interest at $2,000 per month. These payments under the New Option are analogous to those described at Note 7.2.

●	Payment of $260,000 and the issuance of 200,000 common shares of the Company on February 6, 2021. Canopy extended this payment to August 6, 2021, by paying 200,000 common shares of the Company with a fair value of $35,820. These payments are analogous to those described at Note 7.3, and were extended by way of a 200,000 payment of common shares with a fair value of $38,820.

●	Payment of $200,000 and the issuance of 200,000 common shares of the Company due upon exercise of the New Option, pending Municipal and State regulatory approval. These payments are analogous to Note 7.4. During the six months ended April 30, 2021, a payments of $200,000 and 200,000 common shares with a fair value of $35,821 were made.

Pg 13 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Investment in assets sold by High Street Capital Partners. LLC (“HSCP”)

7.5	On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations (the “HSCP Transaction”) of HSCP, for an aggregate total of $3,000,000 in consideration, payable in a series of tranches, subject to receipt of all necessary regulatory and other approvals, not to exceed 18 months from the date of the agreement evidencing the HSCP Transaction. The Company also executed a management services agreement with HSCP (“HSCP MSA”), pursuant to which the Company agreed to pay $21,500 per month as consideration for services rendered thereunder, until the completion of the HSCP Transaction. In accordance with the MSA, the Company will own all production from the growing assets derived from the growing operations of HSCP, and the Company will operate the growing facility of HSCP under the MSA until receipt of the necessary regulatory approvals relating to the acquisition by the Company of HSCP’s growing assets. The Company has no involvement with the retail operations contemplated in the agreement until the HSCP Transaction is completed.

During the six months ended April 30, 2021, the Company paid $750,000 towards the total consideration of $3,000,000 under the HSCP Transaction.

8.	ACCRUED LIABILITIES

The following table summarizes the liability payable to creditors who agreed to defer settlement for longer than one year from October 31, 2020 and 2019:

	CEO	Trade Vendors	Total
Balance at October 31, 2019	$180,799	-	$180,799
Amounts deferred	45,000	241,255	286,255
Amounts settled	-	(77,238)	(77,238)
Balance at October 31, 2020	$225,799	164,017	$389,816
Amounts settled	(162,899)	(103,504)	(266,403)
Balance at April 30, 2021	$62,900	60,513	$123,413

9.	LEASES

At April 30, 2021, The Company reported lease liabilities pertaining to four leases for property for growing operations and certain leases for equipment.

One lease for outdoor growing property, executed with the Company’s CEO, was extended during the six months ended April 30, 2021, through December 31, 2025. This lease was accordingly remeasured, resulting in an increase to the liability and right-of-use asset of $281,707.

A second lease for outdoor growing property was extended during the six months ended April 30, 2021, through December 31, 2021. This lease was accordingly remeasured, resulting in an increase to lease liabilities and right-of-use assets of $43,490.

Pg 14 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

During the six months ended April 30, 2021, management determined that it would exercise extension options on a third property lease, an indoor growing facility, through March 31, 2027. This lease was accordingly remeasured, resulting in an increase to lease liabilities and right-of-use assets of $460,030.

During the six months ended April 30, 2021, a fourth property lease was entered into for an outdoor growing property. This lease was measured at $107,104, with a corresponding increase to lease liabilities and right-of-use assets.

During the six months ended April 30, 2021, leases for equipment entered into were measured at $144,789, with a corresponding increase to lease liabilities and right-of-use assets.

Set out below are the carrying amounts and movements of lease liabilities.

Lease liabilities	April 30, 2021	October 31, 2020
Balance - beginning	$116,907	$142,205
Adoption of IFRS 16	-	276,431
Additions	1,037,120	68,035
Accretion of interest	35,495	65,433
Payments	(184,870)	(435,197)
Balance - ending	$1,004,652	$116,907
Current portion	273,525	100,277
Non-current portion	731,127	16,630

Payments during the six months ended April 30, 2021 of $184,870 included principal payments of $149,375 and interest of $35,495 (2020 - payments of $227,917, comprised of principal payments of $187,710 and interest of $35,207).

Set out below are the minimum future lease payments after April 30, 2021.

Total future minimum lease payments
Less than one year	$374,361
Between one and five years	889,675
Total	$1,264,036

Pg 15 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

10.	PROPERTY AND EQUIPMENT

	Computer and Office Equipment	Production Equipment and Other	Construction in Progress	Leasehold Improvements	Right-of-use Assets	Total
COST
Balance - October 31, 2019	$55,960	$156,781	$476,783	$1,238,680	$358,608	$2,286,812
Additions	1,031	215,030	90,342	251,355	344,466	902,224
Transfers	(2,061)	2,061	(512,719)	512,719	-	-
Disposals	(39,764)	(17,350)	(9,331)	(947)	-	(67,392)
Balance - October 31, 2020	$15,166	$356,522	$45,075	$2,001,807	$703,074	$3,121,644
Additions	-	3,964	-	721,189	1,037,120	1,762,273
Transfers	-	-	(45,075)	45,075	-	-
Balance - April 30, 2021	$15,166	$360,486	$-	$2,768,071	$1,740,194	$4,883,917
ACCUMULATED AMORTIZATION
Balance - October 31, 2019	$19,701	$37,016	$-	$638,629	$126,549	$821,895
Amortization for the period	6,360	41,397	-	810,619	305,365	1,163,741
Transfers	(2,405)	2,405	-	-	-	-
Disposals	(8,490)	(7,301)	-	-	-	(15,791)
Balance - October 31, 2020	$15,166	$73,517	$-	$1,449,248	$431,914	$1,969,845
Amortization for the period	-	28,075	-	354,855	142,712	525,642
Balance - April 30, 2021	$15,166	$101,592	$-	$1,804,103	$574,626	$2,495,487
NET BOOK VALUE
As at October 31, 2020	$-	$283,005	$45,075	$552,559	$271,160	$1,151,799
As at April 30, 2021	$-	$258,894	$-	$963,968	$1,165,568	$2,388,430

For the six months ended April 30, 2021, amortization capitalized was $446,941 (2020 - $267,624) and expensed amortization was $78,701 (2020 - $111,728).

Pg 16 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

11.	LONG-TERM DEBT

Transactions related to the Company’s long-term debt for the six months ended April 31, 2021 include the following:

Movement in long-term debt
Balance - October 31, 2019	$150,000
Additions (Notes 11.5, 11.6)	615,000
Interest accretion	260,940
Payments	(226,126)
Balance - October 31, 2020	$799,814
Additions (Notes 11.1,11.2,11.3,11.4)	625,000
Interest accretion	230,129
Payments	(175,411)
Balance - April 30, 2021	$1,479,532
Current portion - April 30, 2021	311,272
Non-current portion - April 30, 2021	1,168,260

11.1	On November 23, 2020, debt was issued by Grown Rogue Distribution, LLC with a principal amount of $125,000, interest paid monthly at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

11.2	On December 2, 2020, debt was issued by Grown Rogue Gardens, LLC with a principal amount of $150,000, interest accrued at 10% per annum, and a maturity date of December 31, 2021. Interest and principal are payable upon maturity. The maturity date can be extended by up to six-months for a $1,000 fee per $10,000 of principal extended.

11.3	On January 27, 2021, debt was issued by Grown Rogue Distribution, LLC with a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

11.4	On February 4, 2021, a note payable for $100,000 was issued to satisfy a milestone payment due to GH (Note 7.2). The note is payable 12 months from the issue date and accrues interest at $2,000 per month.

Accrued interest payable on long-term debt at April 30, 2021 was $6,250 (October 31, 2020 - $9,376).

Pg 17 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Transactions related to the Company’s long-term debt for the year ended October 31, 2020, include the following:

11.5	On December 5, 2019, debt was issued with a principal amount of $15,000, with simple interest accrued at a rate of 60% per annum and a maturity of 60 days. On February 18, 2020, all principal and interest was repaid. This amount was owed to the CEO of the Company.

11.6	Debt issuance by GR Michigan, LLC

On March 20, 2020, debt with a principal amount of $600,000 was received under a secured debt investment of $600,000 (the “Michigan Debt”). The Michigan Debt carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests (Note 7). Once the principal is repaid, each investor will receive a monthly royalty of 1% per $100,000 invested based upon cash sales receipts of Golden Harvests (see Note 7) (the “Royalty”). The Royalty commences on the date that repayments equal to principal have been made and continues for a period of two years. The Royalty maximum is two times the amount of principal invested, and the Royalty minimum is equal to the principal loaned; the Company expects to pay the Royalty maximum by July 2023. The Company has the right, but not the obligation, to purchase the Royalty from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the Michigan Debt agreement at amortized cost using the effective interest method. Interest accreted during the six months ended April 30, 2021 was $199,412 (year ended October 31, 2020 - $260,940), calculated using an effective interest rate of approximately 73%. During the six months ended April 30, 2021 $149,371 was repaid against this debt (year ended October 31, 2020 - $75,126).

Principal amounts of the Michigan Debt of $50,000 and $100,000 (a total of $150,000), were loaned by officers of the Company. Principal of $150,000 was loaned by a director of the Company.

Pg 18 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

12.	CONVERTIBLE DEBENTURES

Movements in Convertible Debentures
Balance - October 31, 2019	$1,995,609
Conversion to common shares	(37,733)
Interest accretion	246,015
Deemed extinguishment	(2,147,550)
Effects of foreign exchange	(56,341)
Balance after deemed extinguishment	$-
Deemed re-issuance	2,464,241
Fair value of derivative liability	(787,264)
Conversion to common shares	(75,130)
Interest accretion	146,964
Payments	(44,138)
Effects of foreign exchange	35,005
Balance - October 31, 2020	$1,739,678
Interest accretion	510,678
Conversion to common shares (Note 12.1)	(1,042,951)
Payments	(1,312,722)
Effects of foreign exchange	105,317
Balance - April 30, 2021	$-

Transactions related to the Company’s convertible debentures for the six months ended April 30, 2021 and the year ended October 31, 2020, include the following:

12.1	During the three months ended April 30, 2021, holders converted an aggregate total of convertible debenture principal of $1,042,951 (CAD$1,311,111) at CAD$0.125 per share into 10,488,884 common shares, of which 3,933,328 were issued as at April 30, 2021, and of which 6,555,556 were issued after April 30, 2021; the shares issuable were reported at a value of $654,338 at April 30, 2021.

12.2	The derivative liability component of the convertible debentures is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes pricing model. The fair value at April 30, 2021, after full settlement of the convertible debentures, was $Nil (October 31, 2020 - $583,390), and the unrealized loss from remeasurement for the six months ended April 30, 2021 was $1,258,996 (2020 - $Nil). The Black-Scholes pricing model assumptions used in the valuations during the six months ended April 30, 2021, were as follows:

○ Expected dividend yield	Nil%
○ Risk-free interest rate	0.14%
○ Expected life	0.6 years
○ Expected volatility	94%

Pg 19 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

13.	SHARE CAPITAL, SHARES ISSUABLE, AND SUBSCRIPTIONS PAYABLE

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the six months ended April 30, 2021, the following share transactions occurred:

13.1	The Company issued 403,044 common shares with a fair value of $74,294 for employment compensation, director services and consulting services.

13.2	On February 5, 2021, the Company closed a non-brokered private placement of an aggregate total of 10,231,784 common shares with a fair value of $1,225,000. The private placement was raised in two tranches. In the first tranche, 2,031,784 common shares were issued for proceeds of $200,000. In the second tranche, 8,200,000 common shares and 8,200,000 warrants to purchase one common share were issued for proceeds of $1,025,000. All proceeds of the private placement were allocated to share capital, and costs of $15,148 incurred for this private placement were allocated to share capital.

13.3	The Company issued 25,000 shares with a fair value of $2,103 in order to extend the Golden Harvests payment described at Note 7.2.

13.4	On January 14, 2021, the Company agreed to issue 400,000 shares with a fair value of $36,310 to a lender of Golden Harvests to support Golden Harvests’ (Note 7) business development.

13.5	On November 2, 2020, a member of Golden Harvests earned 500,000 shares with a fair value of $48,900, based upon achievement of a production target. As at April 30, 2021, the shares had not yet been issued.

13.6	The Company issued 600,000 common shares with an aggregate fair value of $107,461 to make payments towards the Canopy option and extend a milestone payment deadline. Of the 600,000 common shares issued, 200,000 common shares were issued to satisfy a milestone payment of shares described at Note 7.2; 200,000 common shares were issued to satisfy a milestone payment of shares described at Note 7.4; and 200,000 common shares were issued to extend the due date of the milestone payments described at Note 7.3.

13.7	On March 5, 2021, The Company announced the completion of a brokered private placement offering through the issuance of an aggregate of 21,056,890 special warrants (each a “Special Warrant”) at a price of CAD$0.225 (the “Issue Price”) per Special Warrant for aggregate gross proceeds of approximately $3.7 million (CAD$4,737,800) (the “Offering”). Each Special Warrant entitled the holder thereof to receive, for no additional consideration, one unit of the Company (each, a “Unit”) on the exercise or deemed exercise of the Special Warrant. Each Unit was comprised of one common share of the Company and one warrant to purchase one common share of the Company. Each Special Warrant entitled the holder to receive upon the exercise or deemed exercise thereof, at no additional consideration, 1.10 Units (instead of one (1) Unit), if the Company had not received a receipt for a final short form prospectus qualifying distribution of the common shares and warrants (the “Qualifying Prospectus”) from the applicable securities regulatory authorities (the “Securities Commissions”) on or before April 5, 2021.

Pg 20 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Each Special Warrant was to be deemed exercised on the date that was the earlier of: (i) the date that was three (3) days following the date on which the Company obtained receipt from the Securities Commissions for the Qualifying Prospectus underlying the Special Warrants and (ii) July 6, 2021. The Company obtained receipt for the Qualifying Prospectus on April 26, 2021. Accordingly, on April 30, 2021, the Company issued 23,162,579 Units, comprised of 23,162,579 common shares and 23,162,579 warrants to purchase one common share. The warrants entitle the holder to purchase one common share at an exercise price of CAD$0.30 for a period of two years.

Proceeds of $3,738,564 and expenses of $444,396 were allocated to share capital; also allocated to share capital were the expenses for fair value of Agent Warrants (Note 15.2) of $210,278.

13.8	During the three months ended April 30, 2021, holders of convertible debentures (Note 12) converted an aggregate total of convertible debenture principal of $1,042,951 (CAD$1,311,111) at CAD$0.125 per share into 10,488,884 common shares, of which 3,933,328 with a fair value of $261,952 were issued as at April 30, 2021, and of which 6,555,556 with a fair value of $654,338 were issuable at April 30, 2021 and were issued subsequent to April 30, 2021.

During the six months ended April 30, 2020, the following share transactions occurred:

13.9	In connection with the private placement agreement with Plant-Based Investment Corporation (“PBIC”), the Company issued 5,000,000 common shares to PBIC with an aggregate fair value of $373,949. In addition, PBIC and the Company entered into subscription agreements to exchange each other’s shares (the “Share Swap”). Pursuant to the Share Swap, the Company issued 15,000,000 common shares to PBIC with an aggregate fair value of $1,121,848.

13.10	The Company issued 2,158,750 common shares with an estimated fair value of $153,360 to certain directors, officers and consultants of the Company.

Pg 21 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

14.	WARRANTS

The following table summarizes the warrant activities for the six months ended April 30, 2021:

	Number	Weighted Average Exercise Price
Balance - October 31, 2019	27,584,605	0.53
Issued pursuant to private placement	5,000,000	0.13
Issued pursuant to private placement	10,000,000	0.13
Expired	(17,183)	(14.05)
Cancellation of prior warrants associated with convertible debentures	(6,818,182)	0.55
Issuance of new warrants associated with convertible debentures	6,818,182	0.16
Consideration warrants for convertible debenture maturity extension	1,590,909	0.16
Balance - October 31, 2020	44,158,331	0.33
Issuance pursuant to private placement (Note 13.2)	8,200,000	0.20
Issuance pursuant to the Offering (Note 13.7)	23,162,579	0.30
Expiration of broker warrants	(757,125)	0.44
Expiration of warrants	(17,843,998)	0.55
Balance - April 30, 2021	56,919,787	0.22

As at April 30, 2021, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Remaining contractual life (years)	Expiry date
$0.16	8,409,091	0.5	November 1, 2021
0.13	5,000,000	0.8	February 10, 2022
0.13	10,000,000	1.0	May 15, 2022
0.20	8,200,000	1.8	February 5, 2023
0.30	23,162,579	1.8	March 5, 2023
0.44	2,148,117	2.4	June 28, 2023
$0.22	56,919,787	1.4

Pg 22 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

14.1	Agent Warrants

On March 5, 2021, in connection with the Offering described at Note 13.7, as consideration for the services rendered by the agent (the “Agent”), the Company issued to the Agent an aggregate of 1,127,758 broker warrants of the Company (the “Broker Warrants”) exercisable to acquire 1,127,758 compensation options (the “Compensation Options”) for no additional consideration. As consideration for certain advisory services provided in connection with the Offering, the Company issued to the Agent an aggregate of 113,500 advisory warrants (the “Advisory Warrants”) exercisable to acquire 113,500 Compensation Options for no additional consideration. The Broker Warrants and Advisory Warrants are collectively referred to as the “Agent Warrants.”

Each Compensation Option entitles the holder thereof to purchase one unit of the Company (a “Compensation Unit”) at the Issue Price of CAD$0.225 for a period of twenty-four (24) months. Each Compensation Unit is comprised of one common share and one common share purchase warrant of the Company (a “Compensation Warrant”). Each Compensation Warrant shall entitle the holder thereof to purchase one common share in the capital of the Company at a price of CAD$0.30 for twenty-four (24) months. The following table sets out the Agent Warrants issued and outstanding at April 30, 2021.

	Agent Warrants	Remaining contractual
Exercise price (CAD$)	outstanding	life (years)	Expiry date
$0.225	1,241,258	1.8	March 5, 2023

The fair value of the Agent Warrants of $210,278 was allocated to share capital. The Black-Scholes pricing assumptions used in the valuation of the Agent Warrants were as follows:

○	Expected dividend yield	Nil%
○	Risk-free interest rate	0.92%
○	Expected life of Agent Warrant	2 years
○	Expected life of underlying warrant	1.99 years
○	Expected volatility	100%

Pg 23 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

15.	STOCK OPTIONS

The following table summarizes the stock option movements for the six months ended April 30, 2021:

	Number	Exercise price (CAD$)
Balance - October 31, 2019	650,000	0.44
Granted to employees	3,575,000	0.15
Forfeitures by service provider	(150,000)	0.44
Forfeitures by employees	(355,000)	0.15
Balance - October 31, 2020	3,720,000	0.19
Granted to employees	1,785,000	0.15
Forfeitures by service provider	(25,000)	0.15
Forfeitures by employees	(130,000)	0.15
Balance - April 30, 2021	5,350,000	0.20

15.1	During the six months ended April 30, 2021, 1,785,000 options were granted (2020 - nil) to employees.

The fair value of the options granted during the six months ended April 30, 2021, was approximately $159,858 (CAD$154,179) which was estimated at the grant dates based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%
○	Risk-free interest rate	0.52%
○	Expected life	4.0 years
○	Expected volatility	98%

The vesting terms of options granted during the six months ended April 30, 2021 are set out in the table below:

Number granted	Vesting terms
200,000	1/2 on second anniversary of grant date, 1/2 on the fourth anniversary of grant date
500,000	1/2 six months after grant date, 1/2 on first anniversary of grant date
75,000	Fully vested on first anniversary of grant date
10,000	Fully vested on first anniversary of grant date
450,000	Fully vested on third anniversary of grant date
50,000	Fully vested on second anniversary of grant date
500,000	1/2 six months after grant date, 1/2 on first anniversary of grant date
1,785,000

Pg 24 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

As at April 30, 2021 the following Stock Options were issued and outstanding (all prices are in Canadian Dollars unless otherwise noted):

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry date
$0.44	500,000	500,000	0.7	January 01, 2022
0.15	3,065,000	2,055,000	3.2	July 09, 2024
0.15	500,000	250,000	3.6	December 01, 2024
0.15	200,000	-	3.6	November 18, 2024
0.22	585,000	-	4.0	April 30, 2025
0.35	500,000	-	4.0	May 01, 2025
$0.20	5,350,000	2,805,000	3.2

16.	CHANGES IN NON-CASH WORKING CAPITAL

The changes to the Company’s non-cash working capital for the six months ended April 30, 2021 and 2020 are as follows:

Six months ended April 30,	2021	2020
Accounts receivable	$(200,542)	$(8,613)
Inventory	400,315	1,326,367
Prepaid expenses and other assets	(205,733)	(21,110)
Accounts payable and accrued liabilities	(345,565)	160,051
Interest payable	(3,117)	(885)
Unearned revenue	40,000	(35,000)
Total	$(314,642)	$1,420,810

17.	SUPPLEMENTAL CASH FLOW DISCLOSURE

Six months ended April 30,	2021	2020
Interest paid	$115,616	$68,122
Fair value of common shares issued & issuable for services	159,504	267,374
Fair value of common shares issued to GH (Note 7)	109,564	-
Fair value of common shares issued to GH creditor	36,310	-
Fair value of common shares issuable for services	48,900	-
Right-of-use assets acquired through leases (Note 10)	1,037,120	-
Conversion of debenture into common shares	916,290	-
Derivative liability recognized as contributed surplus upon debenture conversion	1,883,731	-

Pg 25 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

18.	RELATED PARTY TRANSACTIONS

During the six months ended April 30, 2021, the Company incurred the following related party transactions:

18.1	Through its wholly owned subsidiary, GRU Properties, LLC, the Company leased a property located in Trail, Oregon (“Trail”) owned by the Company’s President and CEO. The lease was extended during the six months ended April 30, 2021, with a term through December 31, 2025. Lease charges of $37,000 were incurred for the six months ended April 30, 2021 (2020 - $38,000). The Company has $Nil (October 31, 2020 - $45,000) owing under this lease at April 30, 2021 from deferred payments previously reported as non-current liabilities. The lease liability balance at April 30, 2021, was $264,837 (October 31, 2020 - $12,532).

The CEO earns a royalty of 2.5% of sales of flower produced at Trail, and this royalty terminates upon the final sale of flower from Trail which was planted during the year ended October 31, 2020. The CEO earned royalties of $14,717 during the six months ended April 30, 2021 (2020 - $15,766).

During the six months ended April 30, 2021, the Company settled a total of $162,899 in long-term accrued liabilities due to the CEO by way of a payment of $62,899 and $100,000 attributed to the CEO’s subscription to a non-brokered private placement on February 5, 2021 (Note 13.2).

18.2	The Company incurred expenses of $31,250 (2020 - $12,000) for services provided by the spouse of the CEO. At April 30, 2021, accounts and accrued liabilities payable to this individual were $2,500 (October 31, 2020 - $1,946). During the year ended October 31, 2020, this individual was granted 500,000 options which vested on the grant date.

18.3	Key management personnel consists of the President and CEO; the former Chief Strategy Officer; the CFO of GR Unlimited; the former Chief Market Officer (“CMO”); the Chief Operating Officer (“COO”)*, the Chief Accounting Officer (“CAO”); and the CFO of Grown Rogue International, Inc. The compensation paid to key management is presented in the following table:

Six months ended April 30,	2021	2020
Salaries and consulting fees	$475,859	$201,000
Share-based compensation	54,697	10,188
Stock option expense	52,373	-
Total	$582,929	$211,188

*COO was appointed subsequent to April 30, 2021 and was paid & compensated prior to appointment; compensation for the six months ended April 30, 2021, is included in the table above for comparability to past & ongoing expenses.

Stock options granted to key management personnel and close family members of key management personnel include the following options, granted during the year ended October 31, 2020: 750,000 options to the CFO of GR Unlimited; 750,000 options to the CMO; and 250,000 options to the CAO. During the six months ended April 30, 2021, 500,000 options were granted to the COO.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Compensation to directors during the six months ended April 30, 2021 was comprised of 100,908 common shares with a fair value of $14,187 (2020 - 865,000 common shares with a fair value of $58,751) and fees of $9,000 (2020 – $9,000).

Accounts payable and accrued liabilities due to key management at April 30, 2021, totaled $417,842 (October 31, 2020 - $441,424), including the accrued liabilities described at Note 8.

18.4	Debt balances and movements with related parties

The following table sets out portions of debt pertaining to related parties:

	CEO	CFO of GR Unlimited LLC	Director	COO	Total
Balance - October 31, 2019	$-	$-	$-	$-	$-
Borrowed	50,000	100,000	150,000	-	300,000
Interest	21,745	43,491	65,236	-	130,472
Payments	(10,252)	(20,504)	(30,756)	-	(61,512)
Balance - October 31, 2020	$61,493	$122,987	$184,480	$-	$368,960
Borrowed	-	-	-	150,000	150,000
Interest	16,618	33,235	49,853	6,250	105,956
Payments	(8,456)	(16,912)	(25,368)	-	(50,736)
Balance - April 30, 2021	$69,655	$139,310	$208,965	$156,250	$574,180

Pursuant to the loan agreements transacted during the year ended October 31, 2020, the CEO, CFO of GR Unlimited LLC, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan LLC, respectively; third parties obtained 4% as part of the same loan agreements (Note 11.5), such that GR Michigan has a 13% non-controlling interest (Note 23.2). Concurrent with execution of the New Option, these parties, except the CEO, obtained the same interests in Canopy Management, LLC; the CEO obtained 92.5% of Canopy Management (Note 23.4).

18.5	On November 23, 2020, a director purchased 6.25 newly issued equity units of Grown Rogue Distribution, LLC for $250,000 (Note 23.3), out of the total of 11.875 such units issued during the six months ended April 30, 2021. On April 30, 2021, the Company purchased these units for consideration of 1,953,125 common shares with a fair value of $349,809, which were issued subsequent to April 30, 2021.

18.6	Related party subscriptions to February 5, 2021, non-brokered private placement

The following table sets out related party subscriptions to the February 5, 2021, non-brokered private placement described at Note 13.2.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

	Subscription amount ($)	Shares	Warrants
Chief Operating Officer	125,000	1,000,000	1,000,000
Chief Financial Officer of GR Unlimited	250,000	2,000,000	2,000,000
Chief Executive Officer	200,000	1,600,000	1,600,000
PBIC	250,000	2,000,000	2,000,000
Total	$825,000	6,600,000	6,600,000

18.7	On March 5, 2021, under the Offering (Note 13.7), PBIC invested proceeds of $394,546 which resulted in the issuance to PBIC of 2,444,444 common shares and 2,444,444 warrants to purchase common shares. Each warrant is exercisable at CAD$0.30 for a period of two years.

19.	FINANCIAL INSTRUMENTS

19.1	Market Risk (including interest rate risk and currency risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

19.1.1	Interest Rate Risk

At April 30, 2021, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations; each of these items bears interest at a fixed rate.

19.1.2	Currency Risk

As at April 30, 2021, the Company had accounts payable and accrued liabilities of CAD$423,593. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

19.2	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

The carrying amount of cash, accounts receivable, and other receivables represent the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	April 30, 2021	October 31, 2020
Cash	$1,717,343	$217,788
Accounts Receivable	372,663	172,121
Total	$2,090,006	$389,909

The allowance for doubtful accounts at April 30, 2021 was $6,700 (October 31, 2020 - $7,425).

As at April 30, 2021 and October 31, 2020, the Company’s trade accounts receivable and other receivable were aged as follows:

	April 30, 2021	October 31, 2020
Current	138,984	66,660
1-30 days	121,327	49,204
31 days-older	119,052	63,682
Allowance for doubtful accounts	(6,700)	(7,425)
Total trade accounts receivable	$372,663	$172,121

The change in the provision for expected credit losses is as follows:

	April 30, 2021	October 31, 2020
Balance, beginning of period	$7,425	$129,131
Additional allowance (reduction)	11,493	10,349
Amounts collected	(4,300)	(6,757)
Amounts used	(7,918)	(125,298)
Balance, end of period	$6,700	$7,425

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

19.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At April 30, 2021, the Company’s working capital accounts were as follows:

	April 30, 2021	October 31, 2020
Cash	$1,717,343	$217,788
Current assets excluding cash	1,916,837	1,616,987
Total current assets	3,634,180	1,834,775
Current liabilities	1,732,195	1,799,104
Working capital (deficit)	$1,901,985	$35,671

The contractual maturities of the Company’s accounts payable and accrued liabilities, debt, leases, unearned revenue, and derivative liabilities occur over the next three years as follows:

	Year 1	Years 2-3
Accounts payable and accrued liabilities	$1,101,148	$123,413
Debt and convertible debentures	311,272	1,168,260
Lease liabilities	273,525	731,127
Interest payable	6,250	-
Unearned revenue	40,000	-
Total	$1,732,195	$2,022,800

19.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, current portions of debt and debentures payable, unearned revenue, and interest payable approximate their fair values because of the short-term nature of these items.

19.5	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at April 30, 2021 are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
Financial Assets
Cash	Level 1	$1,717,343	$-
Accounts receivable	Level 2	372,663	-
Marketable securities	Level 1	-	1,211,535

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	$1,224,261	$-
Convertible debentures	Level 2	-	-
Debt	Level 2	1,479,532	-
Interest payable	Level 2	6,250	-
Derivative liabilities	Level 2	-	-
Redemption liabilities	Level 2	-	-

During the six months ended April 30, 2021 there were no transfers of amounts between levels.

20.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three and six ended April 30, 2021 and 2020 are as follows:

	Three months ended April 30,		Six months ended April 30,
	2021	2020	2021	2020
Office, banking, travel, and overheads	$221,552	$97,685	$322,260	$215,370
Professional services	246,500	177,761	382,928	343,113
Salaries and benefits	307,867	310,591	737,470	698,322
Total	$775,919	$586,037	$1,442,658	$1,256,805

21.	CAPITAL DISCLOSURES

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

The Company’s objectives when managing capital are as follows:

o	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern.
o	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and
o	to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company’s principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirements.

22.   SEGMENT REPORTING

Geographical information relating to the Company’s activities is as follows:

Revenue – six months ended April 30,	2021	2020
United States	$2,589,607	$2,278,908
Canada	-	-
Total	$2,589,607	$2,278,908

Non-current assets as at:	April 30, 2021	October 31, 2020
United States(1)	$5,051,341	$1,929,643
Canada	-	-
Total	$5,051,341	$1,929,643

(1) Includes: plant and equipment

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the three months ended April 30, 2021, one major customer accounted for 25% of revenues (2020 – three major customers accounted for 67% of annual revenues). During the six months ended April 30, 2021, one major customer accounted for 19% of sales (2020 – four major customers accounted for 61% of sales).

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

23.    NON-CONTROLLING INTERESTS

The changes to the non-controlling interest for the six months ended April 30, 2021 and the year ended October 31, 2020 are as follows:

	April 30, 2021	October 31, 2020
Balance, beginning of period	$(33,383)	$19,538
Elimination of GRD Cali, LLC non-controlling
interest	-	22,128
Non-controlling interest’s 40% share of GRD Cali,
LLC	-	(36,366)
Non-controlling interest’s 40% share of Idalia, LLC	(604)	(129)
Non-controlling interest’s 13% share of GR
Michigan, LLC	5,742	(38,554)
Non-controlling interest’s 100% share of Canopy
Management, LLC	(15,548)	-
Balance, end of period	$(43,793)	$(33,383)

23.1	Non-controlling interest in Idalia, LLC

The following is summarized financial information for Idalia, LLC:

	April 30, 2021	October 31, 2020
Non-current assets	$8,720	$10,230
Net loss for the period	1,511	322

23.2	Non-controlling interest in GR Michigan, LLC (“GR Michigan”):

	April 30, 2021	October 31, 2020
Current assets	$4,001	$74,961
Non-current assets	-	603,895
Current liabilities	-	489,266
Advances from parent	-	68,994
Net loss for the period	48,867	296,570

Nine percent (9%) of GR Michigan is owned by officers and directors of the Company; this ownership is pursuant to an agreement that included their loans made to GR Michigan (Note 18.4), and 4% of GR Michigan . The total non-controlling ownership, including ownership by officers and directors, is 13%.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

23.3	Non-controlling interest in Grown Rogue Distribution, LLC

During the six months ended April 30, 2021, the Company sold an aggregate total of an approximately 10.6% interest in Grown Rogue Distribution, LLC (“GR Distribution”) for $475,000. The interest was comprised of 11.875 newly issued equity units (“GR Distribution Units”) and each GR Distribution Unit was sold for $40,000. After the issuances, 111.875 GR Distribution Units were issued and outstanding. Of the 11.875 GR Distribution units issued, 6.25 were issued to a director of the Company, for proceeds of $250,000. During the three months ended April 30, 2021, the Company purchased 11.875 GR Distribution Units in exchange for 3,711,938 common shares with an aggregate fair value of $664,816, which were reported as shares issuable at April 30, 2021, and which were issued subsequent to April 30, 2021. After the Company’s purchase of 11.875 GR Distribution Units, Grown Rogue Distribution, LLC was a 100% owned subsidiary.

23.4	Non-controlling interest in Canopy Management, LLC

	April 30, 2021	October 31, 2020
Current assets	$211,925	$-
Non-current assets	1,206,421	-
Current liabilities	164,366	-
Advances from parent	837,230	-
Net loss for the period	15,548	-

Ninety-six percent (96%) of Canopy is owned by officers and directors of the Company, and four percent (4%) is owned by a third party. Ownership by officers and directors, excluding the CEO, is pursuant to agreements concurrent with the New Option which caused their ownership of Canopy to be equal to their ownership in GR Michigan (Note 23.2), which total 3.5%. The CEO owns 92.5% of Canopy, noting that this analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which is equal to the Company’s ownership of GR Michigan of 87%. After the Company executes the Canopy Option, the Company’s ownership of Canopy will be the same as its ownership of GR Michigan.

24.   SUBSEQUENT EVENTS

On May 1, 2021, the Company, having received all relevant regulatory approvals and made certain payments, exercised its option to acquire a 60% controlling interest in Golden Harvests. Following the acquisition, Canopy owns the 60% controlling interest in Golden Harvests, and the Company retains its option to acquire 87% of the membership units of Canopy, which is expected to be exercised by the end of 2021.

Subsequent to April 30, 2021, the following shares were issued:

●	6,555,556 shares issuable with a fair value of $654,338 were issued to the former holders of convertible debentures described at Note 12.2; and
●	3,711,938 shares issuable with a fair value of $664,816 were issued to the sellers of GR Distribution Units described at Note 23.3.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended April 30, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Subsequent to April 30, 2021, the Company granted 1,300,000 options to purchase common shares to employees of the Company. The options are exercisable at CAD$0.16 for a period of four years from the grant date.

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